Exhibit 99.30

June 16, 2020

British Columbia Securities Commission (as principal regulator)

Ontario Securities Commission

Manitoba Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Commission

Newfoundland and Labrador Securities Commission

Autorité des marchés financiers

Re:	Cresco Labs Inc.

We refer to the Prospectus Supplement dated December 3, 2019 to the short form base shelf prospectus dated July 25, 2019 (collectively the “Prospectus”) of Cresco Labs Inc. (the “Company”) relating to the offering for sale of up to $55,000,000 in the aggregate of subordinate voting shares of the Company pursuant to at-the-market distributions within the meaning of National Instrument 44-102 – Shelf Distributions.

We consent to being named in the above-mentioned Prospectus and to the use through the incorporation by reference of our report dated April 28, 2020, to the shareholders of the Company on the following financial statements:

a)	Consolidated Statement of financial position as at December 31, 2019;

b)	Consolidated Statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2019; and

c)	Notes, comprising a summary of significant accounting policies and other explanatory information for the year ended December 31, 2019.

We report that we have read the Prospectus and all information therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Yours truly yours,

Marcum LLP

Certified Public Accountants

Chicago, IL, USA